United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
Securities Exchange Act of 1934

For the month of

October 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form-4 of Vale Overseas Limited, File No. 333-109610, and the Registration Statement of Companhia Vale do Rio Doce, File No. 333-109610-01.

CVRD Simplifies Operational Structure

Rio de Janeiro, October 28, 2003 – Companhia Vale do Rio Doce (CVRD) informs that it took some steps to simplify the operational structure of its manganese ferro-alloy business.

Since October 15, 2003, CVRD’s subsidiary SIBRA – Eletrosiderúrgica Brasileira S.A. (SIBRA) was redenominated Rio Doce Manganês S.A. (RDM). The operations of RDM subsidiaries, including Companhia Paulista de Ferro Ligas (CPFL), will be transferred to RDM from January 2004 onwards.

Currently, the main RDM assets are the Azul mine, located in Carajás, state of Pará, Brazil, with annual production capacity of 2 million tons of manganese ore, and a manganese ferro-alloy plant, with annual production capacity of 180,000 tons, located in Simões Filho, state of Bahia, Brazil. CPFL owns four ferro-alloy plants in the state of Minas Gerais (Barbacena, Ouro Preto, Santa Rita and São João del Rei). After the consolidation of CPFL assets and other smaller subsidiaries that produce manganese ore, located in the states of Minas Gerais and Bahia (Minérios Metalúrgicos do Nordeste S.A., Mineração Urandi S.A. and Sociedade Mineira de Mineração Ltda.), RDM will have a total annual production capacity of 2,330,000 tons of manganese ore and 350,000 tons of manganese ferro-alloy.

CVRD manganese and ferro-alloy operations will be held through four wholly owned subsidiaries: RDM, Urucum Mineração S.A., in Corumbá, Mato Grosso do Sul state, Rio Doce Manganese Europe (RDME), in Dunkerque, France, and Rio Doce Manganese Norway (RDMN), in Mo I Rana, Norway.

CVRD is the world’s second largest manganese ore producer, with total annual production capacity of 2.9 million tons.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003	COMPANHIA VALE DO RIO DOCE (Registrant) By: /s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa Chief Financial Officer